Dancor, Inc.
                 12226 South 1000 East, Suite 9
                      Draper, Utah  84020
                          801-553-8785


CONFIDENTIAL



December 14, 1998


A.X.R. Development Corporation, Inc.

Salt Lake City, Utah

                   Re:  Proposed Reorganization

Gentlemen:

         This letter, upon your acceptance, will evidence our mutual intention to enter into a definitive agreement providing for a reorganization in which all of the outstanding capital stock of Dancor, Inc. ("DANCOR"), a Delaware corporation (the target company), will be acquired by A.X.R. Development Corporation, Inc. ("AXR"), a Nevada corporation (the acquiring company).

         The form of the transaction is contemplated to be an exchange of capital stock, between the Stockholders of DANCOR (the "DANCOR Stockholders") and AXR in a tax-free reorganization (hereinafter the anticipated transaction is referred to as the "Reorganization"), subject to the approval of the DANCOR Stockholders.

         This letter is also an expression of the intention of DANCOR and AXR to proceed expeditiously to negotiate, draft, and execute a definitive agreement for the Reorganization (hereinafter referred to as the "Agreement"). The Agreement, when executed, will reflect the terms of this letter and such other terms and conditions as are typical to a transaction of this nature (which shall include appropriate representations and warranties as to the business, assets, liabilities, capitalization, material contracts, proprietary rights, financial condition and other matters relevant to the business and operations of the parties), and such additional terms and conditions as shall be mutually agreed upon. The parties to the Agreement shall include AXR, the DANCOR Stockholders, and any other party who, in the opinion of AXR or DANCOR, is necessary to the transactions.

         1. Certain Terms of Reorganization Agreement. The material terms and conditions of the Reorganization to be included in the Agreement are as follows:

              1.1 The Agreement shall provide for the Reorganization, which shall be consummated on or about February 1, 1999 (the "Closing"). On the Closing Date, all of the issued and outstanding DANCOR capital stock shall be acquired by AXR from the DANCOR Stockholders.

              1.2 At the Closing, AXR shall issue and deliver to the DANCOR Stockholders previously authorized and unissued shares of AXR common stock in an amount equal to 95% of the outstanding shares of the AXR (after giving effect to the closing of the Reorganization), calculated on a fully diluted basis. In calculating the outstanding shares of DANCOR for this purpose, it will be assumed that outstanding DANCOR options, warrants and convertible securities are exercised immediately prior to the closing, and that number of shares of AXR common stock necessary to account for DANCOR options, warrants and convertible securities will be reserved in lieu of being issued. At the Closing, AXR will substitute options, warrants and convertible securities to purchase shares of the AXR's common stock for each outstanding option, warrant and other convertible security to acquire shares of DANCOR, each such option or warrant to represent the right to purchase that number of AXR shares as if the DANCOR option, warrant or convertible security had been exercised immediately prior to the Reorganization and exercisable for the same aggregate consideration, and on substantially the same other terms and conditions, that would apply if all of such DANCOR options, warrant or convertible security had been fully exercised.

              1.3 At the time of Closing, AXR shall have 1,000,000 pre-Reorganization outstanding shares, or approximately 5% of the outstanding shares of the reorganized company, to consist of approximately 565,217 shares held by current shareholders after a reverse split effected December 11, 1998, 250,000 shares to be issued pursuant to an S-8 Registration Statement before the Reorganization (150,000 of which will be issued only on and subject to the closing of the Reorganization), and 184,783 restricted shares also to be issued before the Reorganization.

              1.4 Upon the Closing of the Reorganization, each of the officers, directors and 10% shareholders of AXR shall execute an agreement with DANCOR and AXR in which each of such officer, director and 10% shareholder shall release AXR from any and all claims arising as a result of any prior events (except as permitted by the Agreement) and further covenant and agree that they will not compete with AXR and DANCOR for a period of five
(5) years after the Closing in any business engaged in by DANCOR as of the Closing Date including, without limitation, the coating business.

              1.5 Until the Closing, each of AXR and DANCOR shall continue to operate its business in the ordinary course and shall not, without the prior written consent of the other party, do any of the following:

                     (i) Incur any material obligations or commitments other than in the ordinary course of business;

                     (ii) Grant any salary increases (other than as
                          required by existing contracts or consistent with current practices), unscheduled promotions or enter into any new employment or benefit contracts;

                    (iii) Solicit, induce or otherwise engage in
                          discussions or negotiations relating to or proposed to lead to the acquisition or Reorganization of sale of substantially all of the assets or shares of DANCOR by or with any party other than AXR;

                     (iv) Sell or dispose of any material assets or
                          properties, except in the ordinary course of business or with the prior consent of the other party hereto; or,

                      (v) Sell any additional shares of its capital stock
                          or grant any additional rights or options to acquire its capital stock, with the except of DANCOR's current private placement offering.

              1.6 DANCOR shall provide AXR, as soon as practicable after the Closing Date, with audited financial statements required in connection with the acquisition of a "significant subsidiary" by AXR as that term is defined by rules and regulations promulgated by the Securities and Exchange Commission and such other information as is required for AXR to prepare and file appropriate documents relating to the Reorganization with the Securities and Exchange Commission. Such financial statements will include, among other items, an audited balance sheet of DANCOR as of a recent date, statements of income for each of its last two fiscal years, and related statements of shareholder's equity, statements of cash flows and the appropriate notes to such financial statements, together with the report of an independent certified public accounting firm.

              1.7 As a condition to the consummation of the Reorganization, there shall have been no material adverse change in the assets, business or prospects of either DANCOR or AXR except as contemplated by the Agreement.
All financial statements provided by the parties to each other pursuant to the Agreement shall be represented to fairly present the financial condition of such party at the date of such financial statements and their results of operations for the periods covered thereby, and shall be prepared in accordance with generally accepted accounting principles.

              1.8 AXR and DANCOR will exert their best efforts to obtain such consents or approvals, and to make such filings as in the opinion of their respective counsel may be necessary or advisable to effect the transactions contemplated herein. At the request of AXR, DANCOR shall obtain the consent of any third party which is necessary for the transfer of any asset, right or contract of DANCOR pertaining to the Reorganization contemplated herein, if any.

              1.9 As a condition to the consummation of the Agreement, AXR and its counsel and DANCOR and its counsel must each be satisfied as to the validity and legality of all aspects of the Reorganization, including all activities undertaken in relation to the Agreement. Each of the parties to the Reorganization will pay their own expenses incurred in connection with the Agreement and all other events required for the Closing.

              1.10 The Agreement will provide that any claims or disputes arising thereunder or as a result of the transactions contemplated therein which cannot be resolved by the parties will be referred to alternative dispute resolution by binding arbitration in the State of Utah.

         2. Due Diligence. Upon the execution of this letter of intent by the parties, DANCOR and AXR, and each of their duly authorized representatives, will be provided with full access to the projections, financial records and supervisory management personnel of the other party, which shall include copies of all material agreements, corporate proceedings, access to the chief executive officer and chief financial officer, marketing, product development and manufacturing supervisors, and other records and information which each party deems of significance in an due diligence investigation of the other party hereto. The disclosure of any such information shall be subject to the provisions of Section 3 of this letter agreement.

         3. Confidentiality. In connection with the foregoing matters, each party hereto has or will be furnishing to the other from time to time with oral and written information as to its proprietary products, marketing strategy and business plans, significant portions of which each of the parties considers to be proprietary and confidential information (herein called the "Confidential Information"). Each party acknowledges that "Confidential Information," as used herein, does not include any information which (i) was or becomes generally available to the public other than as a result of an improper disclosure by the other party hereto, or (ii) was or becomes information available to the other party on a non-confidential basis from a third party source that is not bound by a confidentiality obligation to either of the parties hereto.

              Each party agrees that Confidential Information will be used solely for the purpose of evaluating the Reorganization, investigating market information and potential markets, and for AXR to pursue due diligence and legal disclosure requirements in connection with proposed financing activities by AXR, and will not be used in the business or operations of the party to which such information has been disclosed or used in any other way, directly or indirectly, that may detrimental to the interests of the party that owns such Confidential Information. Confidential Information may be disclosed to representatives of the party receiving the same who need to know such Confidential Material for the purposes described above, it being understood that such representatives shall be informed of the confidential nature of the Confidential Information and shall be directed to treat the Confidential Information confidentially and as proprietary information of the party that owns the same. Each party shall notify the other as to the identity of such representatives. If either party receives a request, including a subpoena or similar legal inquiry, to disclose any of the Confidential Material, it shall provide the party that owns such Confidential Information with prompt notice so that the owner may seek appropriate protective relief.

         If the Agreement is not executed or the Closing thereunder shall fail to occur for any reason, each party shall promptly deliver and return all copies of Confidential Information to the party which owns the same, and without retaining any copy, notes or extracts thereof.

         Although each party understands that they will endeavor to include in the Confidential Information all materials which it believes to be relevant for the purposes of this letter agreement and the Reorganization, each party further understands that no representation or warranty as to the accuracy or completeness of the Confidential Information has or will be made except as provided by separate written agreement.

         4. Press Release. Upon your acceptance and approval hereof, each of us is authorized by the other to issue a press release for the purpose of publicly announcing the transactions contemplated by this letter. AXR and DANCOR each agree to consult with the other as to the form and substance of any press release or other public disclosure of the matters covered in this letter, provided that this shall not be deemed to prohibit AXR or DANCOR from making any disclosure which its respective counsel deems necessary to comply with applicable law.

         5. Survival of Certain Provisions. The provision of Sections 3, 4 and 5 of this letter agreement are for the benefit of the respective parties hereto, shall survive any termination of this letter agreement, and shall be governed by and construed in accordance with the laws of the State of Utah.

         This letter reflects an expression of our mutual intent only, and shall not constitute a binding legal obligation for the transactions described herein (except as expressly set forth in Sections 3, 4 and 5 above) until such time as the Agreement has been executed and the Reorganization has been approved by the Board of Directors and shareholders of AXR and the Board of Directors and Stockholders. It is our desire to move expeditiously towards the completion of these transactions on the basis of the terms and conditions contained herein. To help accomplish this goal, if you are in agreement with the foregoing, would you please indicate your approval of the contents of this letter by signing the attached copy in the space provided and returning it to us at your earliest convenience.

         The parties acknowledge that they were initially introduced to each other by, and currently share, two common directors and common outside corporate counsel who will have an inherent and unavoidable conflict of interest as to the Reorganization. Each of the parties agrees to engage the services of their own independent counsel for purposes of advising them in connection with this letter of intent, the Agreement, the Closing and other matters relevant to the Reorganization. Each of the parties will require approval of the Reorganization by a majority or more of their independent directors who are not affiliated with the other party.

    Very truly yours,

    DANCOR, INC.



    By:/S/Culley W. Davis
       Culley W. Davis,
       Chairman of the Board of Directors

    Accepted and Agreed to this
    10th day of December 1998


    A.X.R. DEVELOPMENT CORPORATION, INC.



    By:/S/David C. Merrell
       David C. Merrell,
       President and Chief Executive Officer